UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006.

Commission File Number:  0-31108

EL NINO VENTURES INC.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F __X___

Form 40F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  _____

No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___EL NINO VENTURES INC._____

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____August 9, 2006_______________

Date

For Immediate Release

NEWS RELEASE

FIRST TRANCHE - NON-BROKERED PRIVATE PLACEMENT

$3,396,200 COMPLETED

July 17, 2006, Vancouver, BC – El Nino Ventures Inc. (the “Company”) is pleased to announce that further to its news release of May 26, 2006 the Company has closed the first tranche of its private placement and has issued a total of 4,245,250 flow through and non-flow-through units at $0.80 per unit for a total proceeds of $3,396,200.

Each non-flow-through unit and flow-through unit consists of one common share and one-half of one share purchase warrant with each whole warrant entitling the holder to purchase one additional common share of the Company at a purchase price of $1.00 per common share until July 14, 2007.

In connection with the closing of the first tranche of this financing, the Company has paid a finder’s fee of an aggregate of $173,172 and issued an aggregate of 240,415 share purchase warrants and 25,000 shares.  Each warrant entitles the holder to purchase one common share at a purchase price of $1.00 per common share until July 14, 2007.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on November 15, 2006.

The Company will continue to finalize the balance of its private placement, on the same terms as announced May 26, 2006, and anticipates that it will close the second tranche of the private placement by the end of July 2006.

The proceeds of the private placement will be used to satisfy all of the Company’s year one exploration commitment ($2,500,000) for exploration with Falconbridge Ltd. on the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick. Exploration will begin immediately on the Bathurst Project. For further information see our press release dated May 26, 2006.  The foregoing is subject to regulatory approval.

About El Nino Ventures Inc.

El Nino is an exploration stage company currently developing an aggressive global acquisition strategy.  Our business model is to revisit former mining regions, apply new technologies to advanced stage exploration targets, and aggressively acquire new projects.  Our present focus is on Canada, Alaska, and Eastern / Central Europe.  In Canada, El Nino has an Option / Joint Venture with Falconbridge Ltd. to explore the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick.  The Company is also exploring for uranium in the Bancroft uranium camp in Ontario.  El Nino is currently negotiating on new projects in Alaska, and Eastern/Central Europe.

On Behalf of the Board Of Directors,

“Jean Luc Roy”

Jean Luc Roy

President & COO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.  CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

For Immediate Release

NEWS RELEASE

Exploration Activities Commence on

El Nino - Falconbridge - Bathurst Zinc Project

Bathurst Zinc Mining Camp, New Brunswick

HIGHLIGHTS

Crew mobilized to project

Geophysical surveys - Titan 24 and diamond drilling

Program 25,000 m/ approx 34 holes/ 3 rigs slated for Sept.

Budget $5.0 Million

July 19, 2006, Vancouver, BC – El Nino Ventures Inc. (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to report that line cutting crews have mobilized to the Bathurst Project in preparation for the summer ground geophysical surveys.  The exploration program for this year consists of deep penetrating ground geophysical surveys (Distributed Array IP/MT System Survey – TITAN 24) and diamond drilling focused on the highly productive geological stratigraphy defined by the Brunswick Horizon.

A 270 line km geophysical survey is proposed over a series of target areas that are located along the prolific Brunswick Horizon    including areas between the Brunswick #12 Mine and Brunswick #6 Mine. Other areas include Flat Landing Brook, Stratmat West, Mount Fronsac North and Camel Back.  These areas contain significant Zn, Pb, Cu and Ag mineralization.  The TITAN 24 surveys will expand the search penetration to greater depths and prospect for large tonnage deposits on the western portion of the mining camp.

This part of the Bathurst Mining Camp will be tested with 15,000 m of diamond drilling whereas an additional 10,000 m will test the eastern part of the camp where the Brunswick Horizon is interpreted to extend underneath the Carboniferous cover for a strike length of more than 45 km.

The 34 diamond drill hole program totaling 25,000 m (over 82,000 feet) of drilling will employ three drill rigs and is scheduled to extend from September 2006 to the end of March 2007.  The majority of the funds contributed by El Nino to the initial program will be devoted to diamond drilling.

About the Bathurst Agreement

El Nino Ventures has the opportunity to earn a 50% interest in a large number of mineral claims and two permitted areas held by Falconbridge occupying approximately 108,800 hectares (approximately 268,850 acres). In order to vest with a 50% interest El Nino is required to spend $5.0 million on exploration by March 31, 2008 with a minimum expenditure of $2.5 million by March 31, 2007. Falconbridge is the Project Operator.  (see details May 26, 2006 news release)

About El Nino Ventures Inc.

El Nino is an exploration stage company currently developing an aggressive global acquisition strategy.  The business model is to revisit former mining regions, apply new technologies to advanced stage exploration targets, and aggressively acquire new projects.  Our present focus is on Canada, Alaska, and Eastern / Central Europe.  In Canada, El Nino has an Option / Joint Venture with Falconbridge Ltd. to explore the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick.  The Company is also exploring for uranium in the Bancroft uranium camp in Ontario.  El Nino is currently negotiating on new projects in Alaska, and Eastern/Central Europe.

On Behalf of the Board of Directors,

“Jean Luc Roy”

Jean Luc Roy

President & COO

The Toronto Stock Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

July 17, 2006

Item 3: Press Release

A Press release dated and issued July 17, 2006 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

El Nino Ventures Inc. is pleased to announce the Company has closed the first tranche of it’s non-brokered private placement of up to 8,750,000 units at a purchase price of $0.80 per unit.

Item 5: Full Description of Material Change

July 17, 2006, Vancouver, BC – El Nino Ventures Inc. (the “Company”) is pleased to announce that further to its news release of May 26, 2006 the Company has closed the first tranche of its private placement and has issued a total of 4,245,250 flow through and non-flow-through units at $0.80 per unit for a total proceeds of $3,396,200.

Each non-flow-through unit and flow-through unit consists of one common share and one-half of one share purchase warrant with each whole warrant entitling the holder to purchase one additional common share of the Company at a purchase price of $1.00 per common share until July 14, 2007.

In connection with the closing of the first tranche of this financing, the Company has paid a finder’s fee of an aggregate of $173,172 and issued an aggregate of 240,415 share purchase warrants and 25,000 shares.  Each warrant entitles the holder to purchase one common share at a purchase price of $1.00 per common share until July 14, 2007.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on November 15, 2006.

The Company will continue to finalize the balance of its private placement, on the same terms as announced May 26, 2006, and anticipates that it will close the second tranche of the private placement by the end of July 2006.

The proceeds of the private placement will be used to satisfy all of the Company’s year one exploration commitment ($2,500,000) for exploration with Falconbridge Ltd. on the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick. Exploration will begin immediately on the Bathurst Project. For further information see our press release dated May 26, 2006.  The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

July 18, 2006__________________

Date

“Harry Barr”

_____________________________

Signature of authorized signatory

__Harry Barr___________________

Print name of signatory

__Chairman____________________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

July 19, 2006

Item 3: Press Release

A Press release dated and issued July 19, 2006 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

El Nino Ventures Inc. is pleased to report that line cutting crews have mobilized to the Bathurst Project in preparation for the summer ground geophysical surveys.

Item 5: Full Description of Material Change

July 19, 2006, Vancouver, BC – El Nino Ventures Inc. (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to report that line cutting crews have mobilized to the Bathurst Project in preparation for the summer ground geophysical surveys.  The exploration program for this year consists of deep penetrating ground geophysical surveys (Distributed Array IP/MT System Survey – TITAN 24) and diamond drilling focused on the highly productive geological stratigraphy defined by the Brunswick Horizon.

A 270 line km geophysical survey is proposed over a series of target areas that are located along the prolific Brunswick Horizon    including areas between the Brunswick #12 Mine and Brunswick #6 Mine. Other areas include Flat Landing Brook, Stratmat West, Mount Fronsac North and Camel Back.  These areas contain significant Zn, Pb, Cu and Ag mineralization.  The TITAN 24 surveys will expand the search penetration to greater depths and prospect for large tonnage deposits on the western portion of the mining camp.

This part of the Bathurst Mining Camp will be tested with 15,000 m of diamond drilling whereas an additional 10,000 m will test the eastern part of the camp where the Brunswick Horizon is interpreted to extend underneath the Carboniferous cover for a strike length of more than 45 km.

The 34 diamond drill hole program totaling 25,000 m (over 82,000 feet) of drilling will employ three drill rigs and is scheduled to extend from September 2006 to the end of March 2007.  The majority of the funds contributed by El Nino to the initial program will be devoted to diamond drilling.

About the Bathurst Agreement

El Nino Ventures has the opportunity to earn a 50% interest in a large number of mineral claims and two permitted areas held by Falconbridge occupying approximately 108,800 hectares (approximately 268,850 acres). In order to vest with a 50% interest El Nino is required to spend $5.0 million on exploration by March 31, 2008 with a minimum expenditure of $2.5 million by March 31, 2007. Falconbridge is the Project Operator.  (see details May 26, 2006 news release)

About El Nino Ventures Inc.

El Nino is an exploration stage company currently developing an aggressive global acquisition strategy.  The business model is to revisit former mining regions, apply new technologies to advanced stage exploration targets, and aggressively acquire new projects.  Our present focus is on Canada, Alaska, and Eastern / Central Europe.  In Canada, El Nino has an Option / Joint Venture with Falconbridge Ltd. to explore the world class Bathurst Zinc / Base Metals Mining Camp in New Brunswick.  The Company is also exploring for uranium in the Bancroft uranium camp in Ontario.  El Nino is currently negotiating on new projects in Alaska, and Eastern/Central Europe.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

August 9, 2006_________________

Date

“Harry Barr”

_____________________________

Signature of authorized signatory

__Harry Barr___________________

Print name of signatory

__Chairman____________________

Official capacity